

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2024

Steven Burdick
Executive Vice President and Chief Financial Officer
Tetra Tech, Inc.
3475 East Foothill Boulevard
Pasadena, CA 91107

> **Re: Tetra Tech, Inc.**
> **Form 10-K for Fiscal Year Ended October 1, 2023**
> **Form 8-K Furnished November 15, 2023**
> **File No. 000-19655**

Dear Steven Burdick:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended October 1, 2023

Management's Discussion and Analysis of Results of Operations and Financial Condition
Results of Operations, page 35

1. A significant portion of your results of operations disclosure is dedicated to stating, in narrative text form, dollar and percentage changes in accounts that are included in accompanying tables. In addition, while you discuss certain factors to which changes are attributable, you do not quantify certain of these factors nor analyze the underlying business reasons for the changes. For example, you state the increase in GSG revenue in 2023 reflect higher U.S. state and local government activities related to digital water and U.S. federal programs, partially offset by lower disaster response revenue, but you do not quantify these factors nor analyze the underlying reasons for the change. As such, please consider revising your disclosure by:

    •   relying on tables to present dollar and percentage changes in accounts, rather than including and repeating such information in narrative text form;

- using additional tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;
- refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;
- ensuring that all material factors are quantified and analyzed; and
- quantifying the effects of changes in price, volume, and acquisitions on revenues and expense categories, where appropriate.

In addition, please revise to quantify the portion of the $600 million of revenue growth from the RPS Group acquisition for each revenue category and discuss and analyze other costs of revenue directly. Refer to the introductory paragraph to Item 303 of Regulation S-K.

Financial Condition, Liquidity and Capital Resources
Operating Activities, page 40

2. Please revise your discussion and analysis of cash flows to analyze the underlying reasons for material changes, as well as on their reasonably likely impact on future cash flows and cash management decisions. Where reported amounts of cash provided and used by operations, investing activities or financing have been consistent, if the underlying sources of those cash flows have materially varied, analysis of that variability should be provided. Please note that merely citing changes in results, working capital items, and noncash items reported in the statement of cash flows may not provide a sufficient basis to understand changes in operating cash between periods. Refer to section IV.B and B.1 of Release No. 33-8350 for guidance.

Earnings Release on Form 8-K Furnished November 15, 2023

Investor Presentation for Earnings Call Held on November 16, 2023
EBITDA Margin Trend on U.S. and International Reporting Basis
Reconciliation Summary for EBITDA, IFRS and Net Service Revenue (NSR)

3. We note you present non-IFRS measures in the PowerPoint slides furnished in conjunction with your earnings call held on November 16, 2023 for the fourth quarter ended October 1, 2023. Please present the most directly comparable GAAP or IFRS measure for these non-IFRS measures and reconcile the non-IFRS measures to the most directly comparable GAAP or IFRS measures. In addition, please explain the purpose of presenting the IFRS adjusted measures on a comparative basis with the non-GAAP measures for Adjusted EBITDA Margin, Net Service Revenue, and EBITDA margin as a percentage of NSR and why this is appropriate. Refer to Items 100(a)(1) and 100(a)(2) and Question 103.02 of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services